Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024

Legal information

Denomination: Adecoagro S.A.
Legal address: 28, Boulevard Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares (Note 20)
Outstanding Capital Stock: 99,993,156 common shares
Treasury Shares: 11,388,659 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three-month periods ended March 31, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Three-months ended March 31,
	Note	2025	2024

		(unaudited)
Revenue	4	325,506	261,775
Cost of revenue	5	(276,236)	(205,341)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	23,562	63,105
Changes in net realizable value of agricultural produce after harvest		1,223	(9,018)
Margin on manufacturing and agricultural activities before operating expenses		74,055	110,521
General and administrative expenses	6	(32,281)	(21,684)
Selling expenses	6	(37,146)	(28,585)
Other operating expense, net	8	(990)	(20,474)
Profit from operations		3,638	39,778
Finance income	9	36,400	9,504
Finance costs	9	(24,974)	(21,734)
Other financial results - Net gain of inflation effects on the monetary items	9	410	32,717
Financial results, net	9	11,836	20,487
Profit before income tax		15,474	60,265
Income tax benefit / (expense)	10	3,233	(12,921)
Profit for the period		18,707	47,344
Attributable to:
Equity holders of the parent		18,078	47,387
Non-controlling interest		629	(43)

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.181	0.452
Diluted earnings per share		0.180	0.450

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three-month periods ended March 31, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Three-months ended March 31,
	2025	2024

	(unaudited)

Profit for the period	18,707	47,344
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	78,802	291,884
Cash flow hedge, net of tax (Note 2)	—	(56)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(21,481)	(170,444)
Other comprehensive income	57,321	121,384
Total comprehensive income for the period	76,028	168,728

Attributable to:
Equity holders of the parent	75,215	166,906
Non-controlling interest	813	1,822

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of March 31, 2025 and December 31, 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2025	2024
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment, net	11	1,638,986	1,548,589
Right of use assets	12	388,215	373,846
Investment property	13	33,542	33,542
Intangible assets, net	14	38,717	37,231
Biological assets	15	43,552	43,418
Deferred income tax assets	10	45,852	15,507
Trade and other receivables, net	17	48,880	38,510
Derivative financial instruments	16	7,315	5,482
Other Assets		3,806	3,761
Total Non-Current Assets		2,248,865	2,099,886
Current Assets
Biological assets	15	205,051	250,527
Inventories	18	318,527	289,664
Trade and other receivables, net	17	332,055	213,356
Derivative financial instruments	16	6,825	4,114
Short-term investments		59,440	46,097
Cash and cash equivalents	19	179,530	211,244
Total Current Assets		1,101,428	1,015,002
TOTAL ASSETS		3,350,293	3,114,888
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	20	167,073	167,073
Share premium	20	633,276	659,399
Cumulative translation adjustment		(348,710)	(413,757)
Equity-settled compensation		20,638	17,264
Other reserves		149,765	151,261
Treasury shares		(17,080)	(16,989)
Revaluation surplus		237,351	245,261
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		536,142	518,064
Equity attributable to equity holders of the parent		1,420,029	1,369,150
Non-controlling interest		39,764	38,951
TOTAL SHAREHOLDERS EQUITY		1,459,793	1,408,101
LIABILITIES
Non-Current Liabilities
Trade and other payables	22	983	767
Borrowings	23	685,581	680,005
Lease liabilities	24	279,132	287,679
Deferred income tax liabilities	10	362,701	330,336
Payroll and social security liabilities	25	1,628	1,454
Derivatives financial instruments	16	2,370	3,983
Provisions for other liabilities	26	2,705	2,244
Total Non-Current Liabilities		1,335,100	1,306,468
Current Liabilities
Trade and other payables	22	202,695	206,907
Current income tax liabilities	10	2,428	3,471
Payroll and social security liabilities	25	32,797	32,735
Borrowings	23	232,868	99,551
Lease liabilities	24	77,546	54,351
Derivative financial instruments	16	3,126	1,796
Provisions for other liabilities	26	3,940	1,508
Total Current Liabilities		555,400	400,319
TOTAL LIABILITIES		1,890,500	1,706,787
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,350,293	3,114,888

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2024	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
Profit for the period	—	—	—	—	—	—	—	—	—	47,387	47,387	(43)	47,344
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	161,425	—	—	—	—	114,595	—	—	276,020	15,864	291,884
Cash flow hedge (*)	—	—	—	—	(56)	—	—	—	—	—	(56)	—	(56)
Revaluation of surplus (**)	—	—	—	—	—	—	—	(156,445)	—	—	(156,445)	(13,999)	(170,444)
Other comprehensive income for the period	—	—	161,425	—	(56)	—	—	(41,850)	—	—	119,519	1,865	121,384
Total comprehensive income for the period	—	—	161,425	—	(56)	—	—	(41,850)	—	47,387	166,906	1,822	168,728

- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	1,307	—	—	—	—	—	—	1,307	—	1,307
Forfeited	—	—	—	—	—	7	(7)	—	—	—	—	—	—
-Purchase of own shares (Note 20)	—	(18,215)	—	—	—	—	(3,118)	—	—	—	(21,333)	—	(21,333)
Balance at March 31, 2024 (unaudited)	167,073	725,595	(442,436)	19,961	(17,180)	150,684	(11,187)	275,748	41,574	466,176	1,376,008	38,342	1,414,350
(*) Net of 29 of Income tax.
(**) Net of 14,405 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2025 and 2024 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2025	167,073	659,399	(413,757)	17,264	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101
Profit for the period	—	—	—	—		—	—	—	18,078	18,078	629	18,707
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	65,047	—	—	—	12,146	—	—	77,193	1,609	78,802
- Items that will not be reclassified to profit or loss:
Revaluation surplus (*)	—	—	—	—	—	—	(20,056)	—	—	(20,056)	(1,425)	(21,481)
Other comprehensive income for the period	—	—	65,047	—	—	—	(7,910)	—	—	57,137	184	57,321
Total comprehensive income for the period	—	—	65,047	—	—	—	(7,910)	—	18,078	75,215	813	76,028

- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	3,374	—	—	—	—	—	3,374	—	3,374
Forfeited	—	—	—	—	2	(2)	—	—	—	—	—	—
Granted	—	—	—	—	(1,498)	1,498	—	—	—	—	—	—
- Purchase of own shares (Note 20)	—	(8,623)	—	—	—	(1,587)	—	—	—	(10,210)	—	(10,210)
- Dividends to shareholders (Note 20)	—	(17,500)	—	—	—	—	—	—	—	(17,500)	—	(17,500)
Balance at March 31, 2025 (unaudited)	167,073	633,276	(348,710)	20,638	149,765	(17,080)	237,351	41,574	536,142	1,420,029	39,764	1,459,793

(*) Net of 11,471 of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Three-months ended March 31,
	Note	2025	2024
		(unaudited)
Cash flows from operating activities:
Profit for the period		18,707	47,344
Adjustments for:
Income tax (benefit) / expense	10	(3,233)	12,921
Depreciation of property, plant and equipment	11	30,163	39,958
Depreciation of right of use assets	12	15,811	16,523
Net loss from the fair value adjustment of investment properties	13	1,450	14,302
Amortization of intangible assets	14	623	564
Loss /(gain) from disposal of other property items	8	50	(718)
Equity settled share-based compensation granted	7	1,512	1,844
Loss from derivative financial instruments	8, 9	2,209	9,322
Interest, finance cost related to lease liabilities and other financial expense, net	9	22,831	16,803
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(13,385)	(41,776)
Changes in net realizable value of agricultural produce after harvest (unrealized)		1,875	3,264
Provision and allowances		22	(257)
Tax credit recognized	8	(4,595)	—
Net gain of inflation effects on the monetary items	9	(410)	(32,717)
Foreign exchange gains, net	9	(33,226)	(5,624)
Subtotal		40,404	81,753
Changes in operating assets and liabilities:
Increase in trade and other receivables		(119,563)	(32,358)
Increase in inventories		(14,460)	(64,226)
Decrease in biological assets		72,785	31,323
Decrease / (increase) in other assets		133	(381)
(Increase) / decrease in derivative financial instruments		(4,494)	118
Decrease / (increase) in trade and other payables		4,489	(51,632)
Decrease / (increase) in payroll and social security liabilities		1,581	(2,701)
Increase in provisions for other liabilities		225	271
Net cash provided by operating activities before taxes paid		(18,900)	(37,833)
Income tax paid		(170)	(868)
Net cash provided by operating activities	(a)	(19,070)	(38,701)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2025 and 2024 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Three-months ended March 31,
	Note	2025	2024
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		—	(12,736)
Purchases of property, plant and equipment	11	(84,323)	(93,954)
Purchases of cattle and non-current biological assets		(141)	(184)
Purchases of intangible assets	14	(309)	(596)
Interest received and others		1,814	2,306
Proceeds from sale of property, plant and equipment		208	359
Acquisition of short-term investment	16 (b)	(44,244)	(3,609)
Disposal of short-term investment	16	28,097	20,970
Net cash used in investing activities	(c)	(98,898)	(87,444)

Cash flows from financing activities:
Proceeds from long-term borrowings		12,522	2,988
Payments of long-term borrowings		(21,433)	—
Proceeds from short-term borrowings		142,034	9,730
Payment of short-term borrowings		(8,733)	(70,229)
Payments of derivative financial instruments		(78)	60
Lease payments		(19,881)	(18,294)
Interest paid	(d)	(15,684)	(12,084)
Purchase of own shares		(10,210)	(21,333)
Dividends paid to non-controlling interest		—	(124)
Net cash used in financing activities	(e)	78,537	(109,286)
Net decrease in cash and cash equivalents		(39,431)	(235,431)
Cash and cash equivalents at beginning of period	19	211,244	339,781
Effect of exchange rate changes and inflation on cash and cash equivalents	(f)	7,717	31,161
Cash and cash equivalents at end of period	19	179,530	135,511

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		Three-months ended March 31,
		2025	2024
Operating activities	(a)	(17,342)	(53,103)
Acquisition of short term investment	(b)	(551)	—
Investing activities	(c)	15,155	331
Interest paid	(d)	1,233	(483)
Financing activities	(e)	2,820	43,878
Exchange rate changes and inflation on cash and cash equivalents	(f)	(633)	8,894

For non-cash transactions, see Note 12 for right of use assets.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group.” The Group’s activities are carried out through two major lines of business, namely, Farming and Sugar, Ethanol and Energy. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements (hereinafter referred to as the “Interim Financial Statements”).
Adecoagro is a public company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.
These Interim Financial Statements have been approved for issue by the Board of Directors on May 8, 2025.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in the annual consolidated financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2024. See Note 2 to the annual consolidated financial statements for more information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the three-month period ended March 31, 2025. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s inflation rate for the three-month period ended March 31, 2025 and 2024 were 8.6% and 51.6%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of March 31, 2025 and 2024, respectively, was 1074 and 858, respectively, against the U.S. dollar.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as “Contado con Liquidación” or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets transactions that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

Since Javier Milei’s was elected to office, his administration has made progress in lifting exchange controls for individuals, as well as in easing other aspects of the foreign exchange controls regime that remains in place. While the current administration is not expected to impose further foreign exchange controls, but rather to eventually eliminate those still in effect,
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
there are no guarantees that new foreign exchange controls will not be implemented in the future by this or any subsequent government.

Argentina has significantly eased its exchange controls as of April 14, 2025. These changes, implemented through Central Bank Communication "A" 8226 and Decree 269/2025, mark a substantial step in the government's economic liberalization program. A summary of the key changes are the following:

•Access to Foreign Currency: Argentine residents can now freely purchase and hold US dollars for savings or deposits without needing prior authorization from the Central Bank.
•Repatriation of Dividends: Financial institutions can now process transfers abroad for profits and dividends to non-resident shareholders based on audited financial statements from the fiscal year 2025 onwards.
•Import Flexibility:The SIRA/SIRASE system (a previous mandatory request for imports) for import payments has been eliminated.Payments for imported goods can be made once the goods are cleared for domestic use, without previous minimum waiting periods (which were typically 30 days). Advance payments for capital goods are allowed up to 30% of the FOB value, with a total limit of 80% including other payment methods.
•Service Payments:Payments for services from unrelated foreign parties can be made immediately as they accrue. Payments to related foreign parties now have a reduced minimum waiting period of 90 days from the date the service was provided or accrued (down from 180 days).
•Market Transactions: Restrictions on buying and selling securities in foreign currency have been relaxed. Simplified Documentation: Declarations for foreign exchange transactions that occurred before April 11, 2025, are no longer required to access the FX market.
•Exchange Rate Regime: A new managed floating exchange rate regime has been introduced, with a band between 1,000 and 1,400 pesos per US dollar, which will expand by 1% monthly. The "dólar blend" system for exporters has been eliminated, requiring all export revenue to be settled through the official market.

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2025. All amounts are shown in US dollars.

	March 31, 2025
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Chilean Peso	US Dollar	Total
Argentine Peso	62,151	—	—	—	62,151
Brazilian Reais	—	(584,052)	—	—	(584,052)
US Dollar	(258,103)	(226,313)	2,048	10,962	(471,406)
Uruguayan Peso	—	—	—	(5,149)	(5,149)
Total	(195,952)	(810,365)	2,048	5,813	(998,456)
/

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the period ended March 31, 2025 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	March 31, 2025
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Chilean Peso	Total
US Dollar	(64,526)	(22,631)	205	(86,952)
(Decrease) or increase in Profit before income tax	(64,526)	(22,631)	205	(86,952)

Hedge Accounting - Cash flow hedge

As part of the exchange rate risk, the Group may document and designate cash flow hedging relationships to hedge the foreign exchange rate risk of all or part of its highly probable future sales in U.S. Dollars using either all or a portion of its US dollar-denominated borrowings and/or derivative instruments including but not limited to currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

The Group had formally hedged a portion of its highly probable future US dollar-denominated sales using a portion of its US dollar-denominated borrowings. For the three-month period ended March 31, 2024, a loss before income tax of US$ 85 was recognized in other comprehensive income and nil was reclassified from equity to profit or loss within “Financial results, net. In 2025, both items are zero.

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at March 31, 2025 (all amounts are shown in US dollars):

	March 31, 2025
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	US Dollar	Total
Fixed rate:
Argentine Peso	5,843	—	—	5,843
Brazilian Reais	—	60,151	—	60,151
US Dollar	165,535	288,165	193,782	647,482
Subtotal fixed-rate borrowings	171,378	348,316	193,782	713,476
Variable rate:
Brazilian Reais	—	191,522	—	191,522
US Dollar	13,451	—	—	13,451
Subtotal variable-rate borrowings	13,451	191,522	—	204,973
Total borrowings as per analysis	184,829	539,838	193,782	918,449

At March 31, 2025, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	March 31, 2025
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(1,915)	(1,915)
US Dollar	(135)	—	(135)
Decrease in profit before income tax	(135)	(1,915)	(2,050)

•Credit risk

As of March 31, 2025, six banks accounted for approximately 70% of the total cash deposited (J.P. Morgan, Boncer, Max capital, Credit Agricole, Galicia and Itaú).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2025:

▪    Futures / Options

	March 31, 2025
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(4)	(756)	2	2
Soybean	(7)	(2,063)	15	15
Wheat	3	697	(53)	(53)
Sugar	164	70,743	2,916	2,924
OTC:
Buy put
Sugar	5	2,509	271	273
Options:
Buy put
Sugar	5	—	100	(292)
Sell call
Sugar	5	—	(59)	(26)
Total	171	71,130	3,192	2,843

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
In December 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Itaú BBA in an aggregate amount of R$ 400 million. In these operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4,24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1,85% per year. This swap expires semiannually until December, 2026. This swap expires semiannually until December, 2026.

In July 2024, the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with Itaú BBA in an aggregate amount of R$ 76 million. In this operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 6.80% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.49% per year. This swap expires in July 2034.

Also, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with BR Partners in an aggregate amount of R$ 115 million. In this operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 6.76% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.41% per year. This swap expires in July 2031.

Finally, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with XP Investimentos in an aggregate amount of R$ 209 million. In this operation Adecoagro Vale do Ivinhema receives pre-fixed rate 12.61% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.48% per year. This swap expires in July 2031.
The swap agreements resulted in a recognition of a gain of US$ 2.3 million for the three-month period ended March 31, 2025.

▪Currency forward
No significant currency forward is in place.

3.    Segment information

We are engaged in agricultural, manufacturing and land transformation activities.

Our agricultural activities consist of (i) harvesting certain agricultural products, including crops, rough rice, and sugarcane, either for sale to third parties or for our own internal use as inputs in manufacturing processes, and (ii) producing fluid milk.

Our manufacturing activities consist of (i) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (ii) producing UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others.

Our land transformation activities relate to the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and the implementation of production technology and agricultural best practices on these farmlands to enhance yields and increase their value for potential realization through sale.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on our internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

Based on the foregoing, we operate in two major lines of business, namely, “Farming” and “Sugar, Ethanol and Energy”.

•The ‘Farming’ business is further comprised of three reportable segments:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of our control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

Total segment assets and liabilities are measured in a manner consistent with that of the Interim Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

As further discussed in Note 32 to our consolidated financial statements for the year ended December 31, 2023, we apply IAS 29 to our operations in Argentina. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by our CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine operations for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that we use to translate results of operations from our subsidiaries from countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. Our CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The primary operating performance measure for all of our segments is “Profit or Loss from Operations” which we measure in accordance with the procedure outlined above.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Interim Financial Statements for the periods presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Interim Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the three-month period ended

March 31,2025 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	44,099	423	44,522	77,645	323	77,968	76,325	1,104	77,429
Cost of revenue	(38,397)	(383)	(38,780)	(59,123)	(22)	(59,145)	(70,140)	(988)	(71,128)
Initial recognition and changes in fair value of biological assets and agricultural produce	2,313	(149)	2,164	4,958	18	4,976	8,791	54	8,845
Changes in net realizable value of agricultural produce after harvest	1,436	32	1,468	(31)	(35)	(66)	—	—	—
Margin on manufacturing and agricultural activities before operating expenses	9,451	(77)	9,374	23,449	284	23,733	14,976	170	15,146
General and administrative expenses	(3,794)	(62)	(3,856)	(7,294)	(90)	(7,384)	(3,630)	(56)	(3,686)
Selling expenses	(5,048)	(52)	(5,100)	(11,529)	(123)	(11,652)	(8,249)	(135)	(8,384)
Other operating (expense) / income, net	(1,862)	18	(1,844)	(583)	(2)	(585)	206	5	211
Profit / (loss) from operations	(1,253)	(173)	(1,426)	4,043	69	4,112	3,303	(16)	3,287

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,337)	(21)	(1,358)	(4,237)	(61)	(4,298)	(3,537)	(57)	(3,594)
Net loss from Fair value adjustment of Investment property	—	—	—	(1,443)	(7)	(1,450)	—	—	—

March 31,2025 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	323,656	1,850	325,506
Cost of revenue	—	—	—	(274,843)	(1,393)	(276,236)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	23,639	(77)	23,562
Changes in net realizable value of agricultural produce after harvest	—	—	—	1,226	(3)	1,223
Margin on manufacturing and agricultural activities before operating expenses	—	—	—	73,678	377	74,055
General and administrative expenses	(10,434)	(101)	(10,535)	(31,972)	(309)	(32,281)
Selling expenses	(192)	(2)	(194)	(36,834)	(312)	(37,146)
Other operating (expense) / income, net	(366)	(2)	(368)	(1,009)	19	(990)
Profit / (loss) from operations	(10,992)	(105)	(11,097)	3,863	(225)	3,638

Depreciation of Property, plant and equipment and amortization of Intangible assets	(440)	(7)	(447)	(30,640)	(146)	(30,786)
Net loss from Fair value adjustment of Investment property	—	—	—	(1,443)	(7)	(1,450)
.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the three-month period ended

March 31,2024 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	31,959	2,268	34,227	57,939	2,679	60,618	56,694	3,029	59,723
Cost of revenue	(30,274)	(2,094)	(32,368)	(40,445)	(1,209)	(41,654)	(46,899)	(2,247)	(49,146)
Initial recognition and changes in fair value of biological assets and agricultural produce	14,101	1,293	15,394	21,702	2,097	23,799	357	403	760
Changes in net realizable value of agricultural produce after harvest	(8,499)	(886)	(9,385)	17	(5)	12	—	—	—
Margin on manufacturing and agricultural activities before operating expenses	7,287	581	7,868	39,213	3,562	42,775	10,152	1,185	11,337
General and administrative expenses	(2,373)	(118)	(2,491)	(3,756)	(167)	(3,923)	(2,394)	(139)	(2,533)
Selling expenses	(2,533)	(170)	(2,703)	(6,726)	(248)	(6,974)	(5,181)	(352)	(5,533)
Other operating (expense) / income, net	(10,596)	(1,306)	(11,902)	(598)	(125)	(723)	1,267	156	1,423
Profit / (loss) from operations	(8,215)	(1,013)	(9,228)	28,133	3,022	31,155	3,844	850	4,694

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,723)	(104)	(1,827)	(3,103)	(174)	(3,277)	(2,603)	(162)	(2,765)
Net loss from Fair value adjustment of Investment property	(11,274)	(1,292)	(12,566)	(1,549)	(187)	(1,736)	—	—	—

March 31,2024 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	253,799	7,976	261,775
Cost of revenue	—	—	—	(199,791)	(5,550)	(205,341)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	59,312	3,793	63,105
Changes in net realizable value of agricultural produce after harvest	—	—	—	(8,127)	(891)	(9,018)
Margin on manufacturing and agricultural activities before operating expenses	—	—	—	105,193	5,328	110,521
General and administrative expenses	(6,533)	(301)	(6,834)	(20,959)	(725)	(21,684)
Selling expenses	(80)	(10)	(90)	(27,805)	(780)	(28,585)
Other operating (expense) / income, net	541	—	541	(19,199)	(1,275)	(20,474)
Profit / (loss) from operations	(6,072)	(311)	(6,383)	37,230	2,548	39,778

Depreciation of Property, plant and equipment and amortization of Intangible assets	(319)	(19)	(338)	(40,063)	(459)	(40,522)
Net loss from Fair value adjustment of Investment property	—	—	—	(12,823)	(1,479)	(14,302)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2025 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	44,099	77,645	76,325	198,069	125,587	—	323,656
Cost of revenue	(38,397)	(59,123)	(70,140)	(167,660)	(107,183)	—	(274,843)
Initial recognition and changes in fair value of biological assets and agricultural produce	2,313	4,958	8,791	16,062	7,577	—	23,639
Changes in net realizable value of agricultural produce after harvest	1,436	(31)	—	1,405	(179)	—	1,226
Margin on manufacturing and agricultural activities before operating expenses	9,451	23,449	14,976	47,876	25,802	—	73,678
General and administrative expenses	(3,794)	(7,294)	(3,630)	(14,718)	(6,820)	(10,434)	(31,972)
Selling expenses	(5,048)	(11,529)	(8,249)	(24,826)	(11,816)	(192)	(36,834)
Other operating (expense) / income, net	(1,862)	(583)	206	(2,239)	1,596	(366)	(1,009)
Profit / (loss) from operations	(1,253)	4,043	3,303	6,093	8,762	(10,992)	3,863

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,337)	(4,237)	(3,537)	(9,111)	(21,089)	(440)	(30,640)
Net loss from Fair value adjustment of Investment property	—	(1,443)	—	(1,443)	—	—	(1,443)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	4,493	3,168	(7,196)	465	11,916	—	12,381
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(2,180)	1,790	15,987	15,597	(4,339)	—	11,258
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,875)	—	—	(1,875)	—	—	(1,875)
Changes in net realizable value of agricultural produce after harvest (realized)	3,311	(31)	—	3,280	(179)	—	3,101

As of March 31, 2025:
Farmlands and farmland improvements, net	431,908	176,142	2,449	610,499	79,181	—	689,680
Machinery, equipment, building and facilities, and other fixed assets, net	42,613	114,466	146,744	303,823	235,486	—	539,309
Bearer plants, net	1,350	—	—	1,350	371,238	—	372,588
Work in progress	698	11,899	6,926	19,523	17,886	—	37,409
Right of use asset	20,458	12,861	1,019	34,338	353,686	191	388,215
Investment property	1,206	32,336	—	33,542	—	—	33,542
Goodwill	10,846	6,592	—	17,438	3,803	—	21,241
Biological assets	101,305	16,977	43,435	161,717	86,886	—	248,603
Finished goods	36,393	25,527	19,025	80,945	50,554	—	131,499
Raw materials, Stocks held by third parties and others	23,071	121,376	18,642	163,089	23,939	—	187,028
Total segment assets	669,848	518,176	238,240	1,426,264	1,222,659	191	2,649,114
Borrowings	63,909	57,360	120,918	242,187	550,871	125,391	918,449
Lease liabilities	15,582	11,399	340	27,321	328,529	828	356,678
Total segment liabilities	79,491	68,759	121,258	269,508	879,400	126,219	1,275,127
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2024 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	31,959	57,939	56,694	146,592	107,207	—	253,799
Cost of revenue	(30,274)	(40,445)	(46,899)	(117,618)	(82,173)	—	(199,791)
Initial recognition and changes in fair value of biological assets and agricultural produce	14,101	21,702	357	36,160	23,152	—	59,312
Changes in net realizable value of agricultural produce after harvest	(8,499)	17	—	(8,482)	355	—	(8,127)
Margin on manufacturing and agricultural activities before operating expenses	7,287	39,213	10,152	56,652	48,541	—	105,193
General and administrative expenses	(2,373)	(3,756)	(2,394)	(8,523)	(5,903)	(6,533)	(20,959)
Selling expenses	(2,533)	(6,726)	(5,181)	(14,440)	(13,285)	(80)	(27,805)
Other operating (expense) / income, net	(10,596)	(598)	1,267	(9,927)	(9,813)	541	(19,199)
Profit / (loss) from operations	(8,215)	28,133	3,844	23,762	19,540	(6,072)	37,230

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,723)	(3,103)	(2,603)	(7,429)	(32,315)	(319)	(40,063)
Net loss from Fair value adjustment of Investment property	(11,274)	(1,549)	—	(12,823)	—	—	(12,823)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	14,162	18,949	(5,673)	27,438	14,338	—	41,776
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(61)	2,753	6,030	8,722	8,814	—	17,536
Changes in net realizable value of agricultural produce after harvest (unrealized)	(3,264)	—	—	(3,264)	—	—	(3,264)
Changes in net realizable value of agricultural produce after harvest (realized)	(5,235)	17	—	(5,218)	355	—	(4,863)

As of December 31, 2024:
Farmlands and farmland improvements, net	432,826	176,516	2,454	611,796	80,357	—	692,153
Machinery, equipment, building and facilities, and other fixed assets, net	41,770	112,849	143,640	298,259	203,679	—	501,938
Bearer plants, net	1,292	—	—	1,292	326,278	—	327,570
Work in progress	468	6,276	4,009	10,753	16,175	—	26,928
Right of use assets	20,850	15,234	474	36,558	336,521	767	373,846
Investment property	28,193	5,349	—	33,542	—	—	33,542
Goodwill	10,397	6,319	—	16,716	3,526	—	20,242
Biological assets	79,363	102,098	42,864	224,325	69,620	—	293,945
Finished goods	40,345	32,623	20,553	93,521	94,633	—	188,154
Raw materials, Stocks held by third parties and others	44,809	18,446	16,390	79,645	21,865	—	101,510
Total segment assets	700,313	475,710	230,384	1,406,407	1,152,654	767	2,559,828
Borrowings	36,573	15,270	69,199	121,042	532,230	126,284	779,556
Lease liabilities	17,385	12,549	538	30,472	310,769	789	342,030
Total segment liabilities	53,958	27,819	69,737	151,514	842,999	127,073	1,121,586

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

The following tables show our various sources of revenue for the periods indicated:

	Three-months ended March 31,
	2025	2024
	(unaudited)
Revenue of manufactured products and services rendered:
Ethanol	80,866	36,079
Sugar	36,252	63,042
Energy (*)	3,298	3,203
Peanut	21,072	9,397
Sunflower	1,530	1,508
Cotton	1,863	1,111
Rice (*)	69,089	51,881
Fluid milk (UHT)	30,899	26,529
Powder milk	12,576	12,800
Other dairy products	23,861	14,144
Services	1,699	1,189
Rental income	432	242
Others	10,659	10,980
Subtotal manufactured products and services rendered	294,096	232,105
Agricultural produce and biological assets:
Soybean	6,278	5,968
Corn	7,610	3,740
Wheat	5,008	7,960
Sunflower	1,446	1,387
Barley	1,667	1,513
Milk	1,071	2,021
Cattle	1,231	1,358
Cattle for dairy	7,077	2,779
Others	22	2,944
Subtotal agricultural produce and biological assets	31,410	29,670
Total revenue	325,506	261,775

(*) Includes revenue of mwh of energy produced by third parties for an amount of US$ 0.17 million (March 31, 2024: revenue of mwh of energy and tons rice produced by third parties for an amount of US$ 0.36 million and US$ 0.7 million, respectively).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 141.0 million as of March 31, 2025 (March 31, 2024: US$ 101.0 million) comprised primarily of 40,310 liters of ethanol (US$ 23 million), 570,376 mwh of energy (US$ 24 million), 87,178 tons of sugar
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue (continued)

(US$ 39 million), 114,658 tons of soybean (US$ 34 million), 86,304 tons of corn (US$ 16 million) and 3,724 tons of wheat (US$ 1 million) which expire between June 2025 and December 2025.

5.    Cost of revenue
The following tables show our cost of revenue for the periods indicated:

	Three-month ended March 31, 2025 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2025 (Note 18)	40,345	32,623	20,553	94,633	188,154
Cost of production of manufactured products (Note 6)	17,798	59,908	56,111	50,385	184,202
Purchases	6,324	—	116	656	7,096
Agricultural produce	16,079	—	8,148	7,010	31,237
Transfer to raw material	(10,560)	(8,597)	—	—	(19,157)
Direct agricultural selling expenses	2,041	—	—	—	2,041
Tax recoveries (i)	—	—	—	(10,389)	(10,389)
Changes in net realizable value of agricultural produce after harvest	1,468	(66)	—	(179)	1,223
Loss of idle productive capacity	—	—	—	9,488	9,488
Finished goods as of March 31, 2025 (Note 18)	(36,393)	(25,527)	(19,025)	(50,554)	(131,499)
Exchange differences	1,678	804	5,225	6,133	13,840
Cost of revenue for the period	38,780	59,145	71,128	107,183	276,236
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

	Three-month ended March 31, 2024 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2024	33,407	9,306	9,927	126,971	179,611
Cost of production of manufactured products (Note 6)	4,791	58,641	44,445	86,321	194,198
Purchases	2,716	1,197	2,238	171	6,322
Agricultural produce	22,656	—	4,800	4,872	32,328
Transfer to raw material	(10,379)	(6,981)	—	—	(17,360)
Direct agricultural selling expenses	2,378	—	—	—	2,378
Tax recoveries (i)	—	—	—	(5,556)	(5,556)
Changes in net realizable value of agricultural produce after harvest	(9,385)	12	—	355	(9,018)
Finished goods as of March 31, 2024	(26,904)	(22,548)	(10,970)	(126,187)	(186,609)
Exchange differences	13,088	2,027	(1,294)	(4,774)	9,047
Cost of revenue for the period	32,368	41,654	49,146	82,173	205,341
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	Three-month ended March 31, 2025 (unaudited)
	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,277	5,352	3,969	6,220	16,818	9,254	5,015	31,087
Raw materials and consumables	—	462	7,092	610	8,164	—	—	8,164
Depreciation and amortization	183	1,312	1,505	13,204	16,204	7,012	383	23,599
Depreciation of right-of-use assets	—	14	—	2,242	2,256	4,281	16	6,553
Fuel, lubricants and others	55	791	275	5,286	6,407	378	74	6,859
Maintenance and repairs	282	1,238	1,226	3,578	6,324	2,146	243	8,713
Freights	87	2,301	864	130	3,382	—	12,600	15,982
Export taxes / selling taxes	—	—	—	—	—	—	8,315	8,315
Export expenses	—	—	—	—	—	—	6,971	6,971
Contractors and services	157	286	146	1,297	1,886	—	—	1,886
Energy transmission	—	—	—	—	—	—	300	300
Energy power	360	1,309	931	185	2,785	186	50	3,021
Professional fees	12	32	30	127	201	5,937	138	6,276
Other taxes	16	49	66	1,178	1,309	517	89	1,915
Contingencies	—	—	—	—	—	410	—	410
Lease expense and similar arrangements	65	477	56	—	598	387	250	1,235
Third parties raw materials	5,494	5,978	19,150	491	31,113	—	—	31,113
Tax recoveries	—	—	—	(724)	(724)	—	—	(724)
Others	480	667	647	1,750	3,544	1,773	2,702	8,019
Subtotal	8,468	20,268	35,957	35,574	100,267	32,281	37,146	169,694
Own agricultural produce consumed	9,330	39,640	20,154	14,811	83,935	—	—	83,935
Total	17,798	59,908	56,111	50,385	184,202	32,281	37,146	253,629

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

	Three-month ended March 31, 2024 (unaudited)
	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	752	4,333	2,453	6,119	13,657	9,294	2,598	25,549
Raw materials and consumables	1,187	229	6,877	1,082	9,375	—	—	9,375
Depreciation and amortization	921	1,137	1,150	20,928	24,136	5,336	336	29,808
Depreciation of right-of-use assets	—	11	—	2,321	2,332	1,996	36	4,364
Fuel, lubricants and others	16	72	337	7,096	7,521	236	87	7,844
Maintenance and repairs	302	1,343	501	5,542	7,688	738	220	8,646
Freights	12	10,269	754	111	11,146	—	13,055	24,201
Export taxes / selling taxes	—	—	—	—	—	—	5,980	5,980
Export expenses	—	—	—	—	—	—	2,549	2,549
Contractors and services	126	519	84	3,693	4,422	—	—	4,422
Energy transmission	—	—	—	—	—	—	424	424
Energy power	171	857	582	191	1,801	71	14	1,886
Professional fees	13	79	16	151	259	2,230	366	2,855
Other taxes	6	76	43	765	890	108	6	1,004
Contingencies	—	—	—	—	—	292	—	292
Lease expense and similar arrangements	54	242	44	—	340	387	142	869
Third parties raw materials	299	4,155	14,835	1,827	21,116	—	—	21,116
Tax recoveries	—	—	—	(10)	(10)	—	—	(10)
Others	153	1,714	789	1,111	3,767	996	2,772	7,535
Subtotal	4,012	25,036	28,465	50,927	108,440	21,684	28,585	158,709
Own agricultural produce consumed	779	33,605	15,980	35,394	85,758	—	—	85,758
Total	4,791	58,641	44,445	86,321	194,198	21,684	28,585	244,467

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	Three-month period ended March 31,
	2025	2024
	(unaudited)
Wages and salaries	39,480	37,507
Social security costs	11,664	10,213
Equity-settled share-based compensation	1,512	1,844
	52,656	49,564

8.    Other operating income expense, net

	Three-month period ended March 31,
	2025	2024
	(unaudited)
Loss from commodity derivative financial instruments	(1,961)	(10,126)
(Loss) / gain from disposal of other property items	(50)	718
Net loss from fair value adjustment of investment property	(1,450)	(14,302)
Tax credits recognized (*)	4,595	—
Others	(2,124)	3,236
	(990)	(20,474)

(*) This amount includes US$ 2.2 million related to non-income tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$ 2.4 million related to federal grant credits.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	Three-month period ended March 31,
	2025	2024
	(unaudited)
Finance income:
- Interest income	337	2,798
- Foreign exchange gain, net	33,226	5,624
- Gain from interest rate/foreign exchange rate derivative financial instruments	2,618	748
- Other income	219	334
Finance income	36,400	9,504

Finance costs:
- Interest expense	(12,608)	(6,244)
- Finance cost related to lease liabilities	(8,863)	(10,760)
- Taxes	(1,565)	(2,056)
- Other expenses	(1,938)	(2,674)
Finance costs	(24,974)	(21,734)
Other financial results - Net gain of inflation effects on the monetary items	410	32,717
Total financial results, net	11,836	20,487

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are recognized using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2025	March 31, 2024
	(unaudited)
Current income tax	(507)	(1,899)
Deferred income tax	3,740	(11,022)
Income tax benefit / (expense)	3,233	(12,921)

The gross movement on the deferred income tax liability is as follows:

	March 31, 2025	March 31, 2024
	(unaudited)
Beginning of period	(314,829)	(367,632)
Exchange differences	(16,825)	(107,159)
Effect of fair value valuation for farmlands	11,471	91,735
Tax charge relating to cash flow hedge (i)	—	29
Others	(406)	(538)
Income tax benefit / (expense)	3,740	(11,022)
End of period	(316,849)	(394,587)

(i)It relates to the amount reclassified of US$ 85 loss from profit and loss to equity for the three-month period ended March 31, 2024.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2025	March 31, 2024
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(5,063)	(21,024)
Non-deductible items	(115)	(226)
Non-taxable income	3,306	531
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	10,998	4,906
Effect of IAS 29 on Argentina’s shareholder’s equity and deferred income tax.	(6,604)	4,076
Others	711	(1,184)
Income tax benefit / (expense)	3,233	(12,921)
(1) 2025 includes 8,482 of adjustment by inflation of tax loss carryforwards in Argentina (4,881 in 2024).

Tax Inflation Adjustment in Argentina

The information of Tax Inflation Adjustment in Argentina which is described in detail in Note 10 to annual consolidated financial statements.

OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Adecoagro S.A. is incorporated, and came into effect for the fiscal year starting on January 1st, 2024.

The group has not recognized Pillar Two current tax for the period ended March 31, 2025.

The group applies the IAS 12 exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the three-month periods ended March 31, 2025 and 2024 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31 2024
Opening net book amount.	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
Exchange differences	258,244	2,911	46,488	13,216	(11,456)	3,052	2,051	314,506
Additions	—	—	6,814	29,545	34,432	204	8,204	79,199
Revaluation surplus	(262,188)	—	—	—	—	—	—	(262,188)
Transfers	—	—	884	2,117	—	—	(3,001)	—
Disposals	—	—	(19)	(174)	—	(2)	—	(195)
Reclassification to non-income tax credits (*)	—	—	—	(67)	—	—	—	(67)
Depreciation	—	(844)	(6,501)	(14,157)	(18,006)	(450)	—	(39,958)
Closing net book amount	690,258	13,712	288,822	227,475	380,812	11,718	28,065	1,640,862
At March 31, 2024 (unaudited)
Cost	690,258	46,337	582,144	1,125,055	989,143	36,884	28,065	3,497,886
Accumulated depreciation	—	(32,625)	(293,322)	(897,580)	(608,331)	(25,166)	—	(1,857,024)
Net book amount	690,258	13,712	288,822	227,475	380,812	11,718	28,065	1,640,862
Three-month period ended March 31, 2025
Opening net book amount	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589
Exchange differences	31,099	405	15,059	14,506	25,952	570	1,313	88,904
Additions	—	—	3,303	15,242	30,765	1,146	14,885	65,341
Revaluation surplus	(32,951)	—	—	—	—	—	—	(32,951)
Transfers	—	—	3,342	2,376	—	(1)	(5,717)	—
Disposals	—	—	(466)	(191)	—	(21)	—	(678)
Reclassification to non-income tax credits (*)	—	—	—	(56)	—	—	—	(56)
Depreciation	—	(1,026)	(6,060)	(10,717)	(11,699)	(661)	—	(30,163)
Closing net book amount	674,908	14,772	318,933	202,275	372,588	18,101	37,409	1,638,986
At March 31, 2025 (unaudited)
Cost	674,908	51,516	644,146	1,177,316	1,078,583	46,181	37,409	3,710,059
Accumulated depreciation	—	(36,744)	(325,213)	(975,041)	(705,995)	(28,080)	—	(2,071,073)
Net book amount	674,908	14,772	318,933	202,275	372,588	18,101	37,409	1,638,986
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2025, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net (continued)

The Group determined the valuation of farmlands (US$ 681 million as of March 31, 2025) using, a “Sales Comparison Approach” prepared by an independent expert. Under the Sales Comparison Approach, the Group uses sale prices of comparable properties further adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price as of March 31, 2025 would have reduced the value of the farmlands by US$ 68.1 million, which would impact, net of its tax effect, the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactured products”, “General and administrative expenses”, “Selling expenses”, as appropriate, and/or capitalized in “Property, plant and equipment” for the three-month periods ended March 31, 2025 and 2024.

As of March 31, 2025, borrowing costs of US$ 1,107 (March 31, 2024: US$ 1,652) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$217.8 million as of March 31, 2025 (March 31, 2024: US$ 217.8 million). As of March 31, 2025, all borrowings that had assets as guaranty were canceled. We are in the process of lifting the pledges.

12.    Right of use assets

Changes in the Group’s right of use assets for the three-month periods ended March 31, 2025 and 2024 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of March 31, 2024
Opening net book amount	384,848	21,865	406,713
Exchange differences	(1,977)	(379)	(2,356)
Additions and re-measurement	20,898	43	20,941
Depreciation	(13,885)	(2,638)	(16,523)
Closing net book amount	389,884	18,891	408,775

As of March 31, 2025
Opening net book amount	352,678	21,168	373,846
Exchange differences	26,104	1,573	27,677
Additions and re-measurement	2,413	90	2,503
Depreciation	(13,412)	(2,399)	(15,811)
Closing net book amount	367,783	20,432	388,215

(*) Agricultural partnerships have an average term of 6 years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the three-month periods ended March 31, 2025 and 2024 were as follows:

	March 31, 2025	March 31, 2024
	(unaudited)
Beginning of period	33,542	33,364
Loss from fair value adjustment (Note 8)	(1,450)	(14,302)
Exchange differences	1,450	14,302
End of period	33,542	33,364
Fair value	33,542	33,364
Net book amount	33,542	33,364

The Group determined the valuation of investment properties using a “Sales Comparison Approach” prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item “Other operating income, net”. There were no changes to the valuation techniques for any of the periods presented. The Group estimated that, other factors being constant, a 10% reduction on the Sales price as of March 31, 2025 would have reduced the value of the Investment properties on US$ 3.4 million, which would impact the line item “Net loss from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets, net

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2025 and 2024 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of March 31, 2024
Opening net book amount	14,309	6,042	6,431	737	27,519
Exchange differences	4,061	1,414	2,065	41	7,581
Additions	—	587	—	9	596
Amortization charge (i)	—	(454)	(109)	(1)	(564)
Closing net book amount	18,370	7,589	8,387	786	35,132
At March 31, 2024 (unaudited)
Cost	18,370	18,909	11,559	1,394	50,232
Accumulated amortization	—	(11,320)	(3,172)	(608)	(15,100)
Net book amount	18,370	7,589	8,387	786	35,132

As of March 31, 2025
Opening net book amount	20,242	7,162	9,256	571	37,231
Exchange differences	999	396	361	44	1,800
Additions	—	309	—	—	309
Amortization charge (i)	—	(500)	(122)	(1)	(623)
Closing net book amount	21,241	7,367	9,495	614	38,717
At March 31, 2025 (unaudited)
Cost	21,241	20,533	13,187	1,229	56,190
Accumulated amortization	—	(13,166)	(3,692)	(615)	(17,473)
Net book amount	21,241	7,367	9,495	614	38,717

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended March 31, 2025 and 2024, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2024.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2025 and 2024 were as follows:

	March 31, 2025 (unaudited)
	Crops (i)	Rice (i)	Dairy (ii)	Sugarcane (i)	Total
Beginning of year	79,363	102,098	42,864	69,620	293,945
Increase due to purchases	10	131	—	—	141
Initial recognition and changes in fair value of biological assets	2,164	4,976	8,845	7,577	23,562
Decrease due to harvest / disposals	(16,074)	(131,474)	(29,218)	(23,086)	(199,852)
Costs incurred during the period	32,495	36,952	19,091	27,288	115,826
Exchange differences	3,347	4,294	1,853	5,487	14,981
End of period	101,305	16,977	43,435	86,886	248,603

	March 31, 2024 (unaudited)
	Crops (i)	Rice (i)	Dairy (ii)	Sugarcane (i)	Total
Beginning of year	55,545	32,843	23,191	116,458	228,037
Increase due to purchases	13	170	—	—	183
Initial recognition and changes in fair value of biological assets	15,394	23,799	760	23,152	63,105
Decrease due to harvest / disposals	(24,013)	(104,238)	(21,808)	(43,110)	(193,169)
Costs incurred during the period	39,946	47,011	20,346	30,951	138,254
Exchange differences	22,934	12,914	9,942	(3,668)	42,122
End of period	109,819	12,499	32,431	123,783	278,532

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.
(ii)Biological assets that are measured at fair value within level 2 of the hierarchy

For those biological assets measured at fair value within level 3 of the fair value hierarchy, the Group uses valuation techniques based on unobservable inputs. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those described in Note 16 to of the consolidated financial statements for the year ended December 31, 2024.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the three-month period ended March 31, 2025:

	March 31, 2025
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,240	4,954	3,661	2,982	12,837
Depreciation and amortization	—	—	—	588	588
Depreciation of right-of-use assets	—	—	—	6,089	6,089
Fertilizers, agrochemicals and seeds	18,539	5,698	1,022	11,216	36,475
Fuel, lubricants and others	182	979	357	1,471	2,989
Maintenance and repairs	432	2,391	931	842	4,596
Freights	334	421	45	—	800
Contractors and services	8,713	19,021	—	3,761	31,495
Feeding expenses	54	8	6,124	—	6,186
Veterinary expenses	66	17	986	—	1,069
Energy power	16	2,448	715	—	3,179
Professional fees	56	77	213	62	408
Other taxes	318	13	—	10	341
Lease expense and similar arrangements	2,202	40	—	72	2,314
Others	209	885	412	195	1,701
Subtotal	32,361	36,952	14,466	27,288	111,067
Own agricultural produce consumed	134	—	4,625	—	4,759
Total	32,495	36,952	19,091	27,288	115,826

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the three-month period ended March 31, 2024:

	March 31, 2024
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,488	3,885	1,836	2,437	9,646
Depreciation and amortization	—	—	—	579	579
Depreciation of right-of-use assets	—	—	—	10,201	10,201
Fertilizers, agrochemicals and seeds	27,734	13,890	19	11,625	53,268
Fuel, lubricants and others	298	841	356	909	2,404
Maintenance and repairs	438	2,430	925	575	4,368
Freights	594	409	41	—	1,044
Contractors and services	6,964	19,495	—	4,211	30,670
Feeding expenses	—	—	9,972	—	9,972
Veterinary expenses	53	33	1,219	—	1,305
Energy power	10	1,418	573	—	2,001
Professional fees	122	53	20	80	275
Other taxes	307	34	2	6	349
Lease expense and similar arrangements	1,777	4,170	—	—	5,947
Others	102	307	160	328	897
Subtotal	39,887	46,965	15,123	30,951	132,926
Own agricultural produce consumed	59	46	5,223	—	5,328
Total	39,946	47,011	20,346	30,951	138,254

Biological assets as of March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025	December 31, 2024
	(unaudited)
Non-current
Cattle for dairy production	43,002	42,449
Breeding cattle	208	607
Other cattle	342	362
	43,552	43,418
Current
Breeding cattle	13,313	11,433
Other cattle	433	415
Sown land – crops	89,515	69,339
Sown land – rice	14,904	99,720
Sown land – sugarcane	86,886	69,620
	205,051	250,527
Total biological assets	248,603	293,945

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments

As of March 31, 2025, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

For Level 1 instruments, valuation is based on the unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Level 1 financial instruments mainly consist of crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market are categorized as Level 2 instruments and are valued using models based on observable market data. The Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. Level 2 financial instruments mainly consist of interest-rate swaps and foreign-currency interest-rate swaps.

For Level 3 instruments, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any Level 3 financial instruments for any of the periods presented.

There were no transfers between any levels during any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2025 and their allocation to the fair value hierarchy:

	2025
	Level 1	Level 2	Total

Assets
Derivative financial instruments	3,200	10,940	14,140
Short-term investment (1)	59,440	—	59,440
Total assets	62,640	10,940	73,580
Liabilities
Derivative financial instruments	(36)	(5,460)	(5,496)
Total liabilities	(36)	(5,460)	(5,496)

(1) It includes US$ 1,495 of BOPREAL (Bonos para la Reconstrucción de una Argentina Libre) and US$ 57,945 of LECAPs (Letras del Tesoro Nacional Capitalizables en Pesos).

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	2,880

Options	Quoted price	-	-	1	41

OTC	Quoted price	-	-	1	271

NDF	Quoted price	Foreign-exchange curve	Present value method	1	(28)
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	5,480
Public securities	Quoted price	—	—	1	59,440

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	March 31, 2025	December 31, 2024
	(unaudited)
Non-current
Advances to suppliers	4,338	3,316
Income tax credits	8,496	4,639
Non-income tax credits (i)	33,018	26,240
Judicial deposits	1,973	1,816
Other receivables	1,055	2,499
Non-current portion	48,880	38,510
Current
Trade receivables	146,157	87,645
Receivables from related parties (Note 28)	16,041	—
Less: Allowance for trade receivables	(1,057)	(1,114)
Trade receivables – net	161,141	86,531
Prepaid expenses	42,672	18,038
Advance to suppliers	44,825	35,996
Income tax credits	4,518	5,680
Non-income tax credits (i)	61,295	53,522
Receivable from disposal of subsidiary	3,027	2,900
Other receivables	14,577	10,689
Subtotal	170,914	126,825
Current portion	332,055	213,356
Total trade and other receivables, net	380,935	251,866

(i) Includes US$ 56 for the three-month period ended March 31, 2025 reclassified from property, plant and equipment (for the year ended December 31, 2024: US$ 307).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2025	December 31, 2024
	(unaudited)
Currency
US Dollar	136,629	84,477
Argentine Peso	111,274	70,837
Uruguayan Peso	2,950	2,478
Brazilian Reais	130,082	94,074
	380,935	251,866

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

As of March 31, 2025 trade receivables of US$ 28,743 (December 31, 2024: US$ 29.123) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 1,121 and US$ 289 are over 6 months in March 31, 2025 and December 31, 2024, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	March 31, 2025	December 31, 2024
	(unaudited)
Raw materials	187,028	101,510
Finished goods (Note 5)	131,499	188,154
	318,527	289,664

19.    Cash and cash equivalents

	March 31, 2025	December 31, 2024
	(unaudited)
Cash at bank and on hand	87,999	137,294
Short-term bank deposits	91,531	73,950
	179,530	211,244
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2024	111,382	910,883
Purchase of own shares	—	(18,215)
At March 31,2024 (unaudited)	111,382	892,668

At January 1, 2025	111,382	826,472
Purchase of own shares	—	(8,623)
Dividends to shareholders	—	(17,500)
At March 31,2025 (unaudited)	111,382	800,349
Share Repurchase Program

On July 11, 2024, the Group’s share repurchase program was renewed to purchase up to five per cent (5%) of the Company’s total outstanding share capital until December 31, 2024 or reaching the maximum number of shares authorized for purchase under the program, whichever occurs first.

As of March 31, 2025, the Company repurchased an aggregate of 32,299,783 shares under the program, of which 10,064,383 have been utilized to cover the exercise of the Company’s employee stock option plan and the granted of the restricted stock plan and 11 million shares were reduced from capital. During the three-month periods ended March 31, 2025 and 2024 the Company repurchased shares for an amount of 1,057,858 and 2,078,470 respectively.

Annual dividends

On April 17, 2024, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments made on May 29, 2024 and November 27, 2024, respectively.

Annual Dividend Proposal

On March 11, 2025 the Company’s Board of Directors approved the distribution of an interim dividend of US$17.5 million, to be paid on 16 May of 2025. These interim financial statements reflect this dividend as a liability On May 8, 2025 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on June 6, 2025, the payment of an annual dividend of $35 million to be paid to outstanding shares , which is composed by the above mentioned interim dividends and the second installment in November.

Net assets
The carrying amount of the net assets of the Company as of March 31, 2025 was USD 1.46 billions, which exceeds the Market Capitalization as of that date. This situation could mean that there is an impairment indicator as referred in IAS 36. The Company also considered the offer made by Tether described in Note 29. A calculation of the value in use of net assets of the Company was made, through a discounted cash flow projections of the two major lines of business, Farming and Sugar, Ethanol and Energy, based on financial forecast approved by the management covering a five-year period. The Company reached to the conclusion that no impairment should be recognized given the value in use of the Company determined is higher that its net assets book value. as of March 31, 2025.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Equity-settled share-based payments

In 2004, the Group established the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

Further, in 2010, the Group established the “Adecoagro Restricted Share and Restricted Stock Unit Plan” (the “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of March 31, 2025, nil options (March 31, 2024: nil) were exercised. No options were forfeited or expired for any of the periods presented.

(b)Restricted Share and Restricted Stock Unit Plan

As of March 31, 2025, the Group recognized compensation expense of US$ 1.5 million related to the restricted shares granted under the Restricted Share Plan (March 31, 2024: US$ 1.8 million). For the three-month period ended March 31, 2025, 998,778 Restricted Shares were granted (March 31, 2024: nil), nil were vested (March 31, 2024: nil), and 1,541 Restricted shares were forfeited (March 31, 2024: 4,359).

22.    Trade and other payables

	March 31, 2025	December 31, 2024
	(unaudited)
Non-current
Trade payables	324	384
Other payables	659	383
	983	767
Current
Trade payables	148,709	173,157
Advances from customers	16,789	22,609
Taxes payable	17,971	9,499
Dividends payables	18,176	703
Other payables	1,050	939
	202,695	206,907
Total trade and other payables	203,678	207,674

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Borrowings

	March 31, 2025	December 31, 2024
	(unaudited)
Non-current
Senior Notes (*)	414,730	414,638
Bank borrowings (*)	270,851	265,367
	685,581	680,005
Current
Senior Notes (*)	623	6,858
Bank overdrafts	126	—
Bank borrowings (*)	232,119	92,693
	232,868	99,551
Total borrowings	918,449	779,556

(*) As of March 31, 2025, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of March 31, 2025, total bank borrowings include collateralized liabilities of US$1,135 (December 31, 2024: US$ 3,842). These loans were mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and restricted short-term investment, see Note 16.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 415.2 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

On July 22, 2024, the Company announced a cash tender offer for up to US$100.0 million of the Notes due 2027. As of the closing date of the Tender, (August 19, 2024) US$84.4 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled. The total consideration, including the Early Tender Premium, was US$ 980 for each US$ 1,000 principal amount of Notes.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	March 31, 2025	December 31, 2024
	(unaudited)
Fixed rate:
Less than 1 year	202,920	69,178
Between 1 and 2 years	45,619	55,952
Between 2 and 3 years	415,236	414,994
Between 3 and 4 years	918	356
Between 4 and 5 years	1,329	356
More than 5 years	47,454	35,936
	713,476	576,772
Variable rate:
Less than 1 year	29,948	30,373
Between 1 and 2 years	87,343	83,142
Between 2 and 3 years	50,257	46,593
Between 3 and 4 years	3,400	2,932
Between 4 and 5 years	—	441
More than 5 years	34,025	39,303
	204,973	202,784
	918,449	779,556

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 411.9 million, 99.11% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Lease liabilities

	March 31, 2025	December 31, 2024
	(unaudited)
Non-current	279,132	287,679
Current	77,546	54,351
	356,678	342,030

The maturity of the Group's lease liabilities is as follows:

	March 31, 2025	December 31, 2024
	(unaudited)
Less than 1 year	77,546	54,351
Between 1 and 2 years	35,831	65,697
Between 2 and 3 years	39,310	51,325
Between 3 and 4 years	36,927	43,571
Between 4 and 5 years	32,945	35,764
More than 5 years	134,119	91,322
	356,678	342,030

25.    Payroll and social security liabilities

	March 31, 2025	December 31, 2024
	(unaudited)
Non-current
Social security payable	1,628	1,454
	1,628	1,454
Current
Salaries payable	7,750	4,077
Social security payable	6,065	4,821
Provision for vacations	12,966	13,314
Provision for bonuses	6,016	10,523
	32,797	32,735
Total payroll and social security liabilities	34,425	34,189

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2024.

27.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (expense) included in the statement of income		Balance receivable / (payable)
			March 31, 2025	March 31, 2024	March 31, 2025	December 31, 2024

			(unaudited)	(unaudited)	(unaudited)

Directors and senior management	Employment	Compensation selected employees	(1,642)	(6,200)	(20,783)	(17,409)
	Employment	Receivables	43	—	16,041	—
Rio Porá S.A.	Affiliate	Lease liabilities	—	—	(1.453)	—

28.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2025, results of operations for the three months periods ended March 31, 2025 and 2024 and cash flows for the three-month periods ended March 31, 2025 and 2024. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2024.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and revenue are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.    Basis of preparation and presentation (continued)

months to complete. Revenue in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol revenue and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

29.     Subsequent events

On March 28, 2025, pursuant to the terms of the Transaction Agreement, Tether commenced the Offer to acquire up to 49,596,510 common shares of the Company at a price in cash of $12.41 per common share (representing, when added to the common shares already owned by Tether, approximately 70% of the outstanding common shares of the Company), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025. The closing of the transaction is subject to certain closing conditions, including there being validly tendered and not validly withdrawn a number of common shares that, when added to the common shares already owned by Tether, represents at least 51% of the outstanding common shares on a fully diluted basis. The Offer expired on April 24, 2025. Prior to such date, on March 27, 2025, our board of directors unanimously approved the Offer and recommended to shareholders of the Company to accept the Offer and tender their shares of common stock pursuant to the Offer, in each case, on the terms and subject to the conditions of the Transaction Agreement.

On April 25, Tether announce that they would accept for purchase 49,596,510 Common Shares validly tendered. On April 28, 2025 Tether settled the tender and validly purchased 49,596,510, which, together with it previous shares, reached 70% of common shares of Adecoagro.

The accompanying notes are an integral part of these condensed consolidated interim financial statements